
SMART

INVEST IN **MARGIK**

Organic materials for the new generation of sustainable consumer electronics

LEAD INVESTOR

Eric Weinbrenner Enterprise Account Executive at One Identity

Margaret is an intelligent and ambitious. I'm excited to be a part of such a great project with a focus on sustainability. My investment in Margaret is an investment into the future. Margaret has identified a problem with current lighting and has done something about it! Aligned with a great go to market strategy, this could be a product with multiple utilities across several different industries. As an investor, I look forward to being a part of this journey.

Invested $1,000 this round

margik.tech Charlotte NC

Technology B2B B2C Energy Science & R&D

Highlights

1. Margik obtained "yes" from all 7 judges on the investment show Unicorn Hunters.
2. We offer up to 40% discount on orders above 50,000
3. Since Unicorn Hunters appearance we reduced the price of OLED Light up stickers to $18.99 to purchase single
4. $110,000 raised from accelerators and private capital
5. Patent-pending materials enable 80% faster manufacturing process, 66% reduction of CO2 emissions
6. Team with 90 year of experience in consumer electronics and lighting; Repeat founders with 3 exits

Our Team



Margaret Kocherga Founder & CEO

Materials scientist for organic electronics; Toxicity of heavy metals specialist; clean tech enthusiast; women in science advocate; TEDx Speaker; ballerina; trilingual



Adam Earnhardt Product Engineer

Founding Engineer. R&D of novel materials, quality control, training of interns, product validation, customer discovery, and patent portfolio strategizing. Graduated from AdMaCom Scale program in Berlin and GSD Ventures Accelerator Cohort 9.



Eva Bey Chief Of Staff

Taking sustainability in lighting to the next level. Responsible for human resources, payroll, social media, e-commerce management, investor relations, and press coverage.



Daniel Cortesi Sales Manager

10+ years' progressive experience driving territory and customer growth, identifying gaps and opportunities, implementing cost reduction measures, and increasing revenue and profit growth in millions of dollars.

We are Developing the Future of Organic Lighting Technology


Margik
info@margik.tech


About Founder
Dr. Margaret Kocherga is the founder of Margik Inc, a startup that has revolutionized the way organic LED lights are manufactured (OLEDs are used in iPhones, TVs, and more).
A repeat founder, an award-winning entrepreneur, scientist, TEDx speaker and choreographer. She's received $1.43m in government funding along with a six-figure investment from Reinforced Ventures. She received her PhD in nanoscale science from UNC at Charlotte.

She also recently won Golden Unicorn status on the television show, Unicorn Hunters, by receiving a unanimous vote from all seven judges. Her end goal is to help create a more sustainable future.

Global PROBLEM

Resiliency

Power grid overload;
Cyber attacks

Costs / Inefficiency

High traditional electricity/ power costs, stress on the grid

Adversarial Supply Chain

Mining supplies for lights come from China, Russia


$1T in losses
from attacks and grid overload


Landfills have more elements
than left in mines

Solution

What do customers need?



Shift to earth-abundant and locally available materials



Cost-effective for consumer markets



Devices that are simple to recycle and /or biodegradable



Margik's Solution

US 10,490,762 B2 **
PCT/US2019/034348 **
PCT/US2020/59443 **


Margik is the low-cost high volume Organic LED solution
Novel earth-abundant materials, that enhance performance while simplifying manufacturing
Applicable to lighting, emergency signs, solar, packaging, labeling, windows, robotics, drug discovery, etc
**Have an option for an exclusive license. In process of obtaining an exclusive license agreement from UNC Charlotte
Margik

Founder DR. Margaret Kocherga is a co-inventor of Margik's University patent, which the company is exclusively licensing.


Margik
The Benefits of Margik's OLED Technologies
66%
Reduction in CO2 **
80%
Increase in production speeds
11%
Increase in OLED brightness
**From CRANE Tool Analysis collaboration

- Margik is currently funded with NSF and DOE government contract work. We are planning to pursue NSF STTR Phase II to cover R&D expenses to improve product metrics. Please note, it is not guaranteed that we will receive NSF STTR Phase II. Fewer than 30% of companies applying get funding for phase II.
- Margik's technology already works. Our main risk at the moment is raising

funding to scale up up. By raising funds on Wefunder, we can hire enough experienced engineering staff to resolve this.


"My attitude is that we must make the world sustainable before anything else. While profitability is important for a business to thrive, how can a business even exist in 50 years if the planet is uninhabitable?"
—Dr. Margaret Kocherga
Margik


Margik
Our World Class Team!
Dr. Margaret Kocherga
Chief Executive Officer
Adam Earnhardt
Product Engineer
Eva Bey
Chief Of Staff
Kevin Boyles
Materials Engineer
Daniel Cortesi
Sales Manager
Dr. Marc Sims
OLED Engineer
Eric O'Bryan
Business Consultant
Chris Kelsey
PR and marketing


Advising team
Dr. Michael Walter
Dr. Thomas Schmedake
Dr. Jie Xu
Partners:


Technical Mentor
Technical Mentor
Technical Mentor
Caltech
CHARLOTTE
Dr. Alex Wissner-Gross
Ameen Saafir
Business Advisor
Business Advisor
DUPONT
tynt
HALIO
UNIVERSITY OF NORTH CAROLINA
CHARLOTTE
Argonne
NATIONAL LABORATORY
Margik


Entry to Market 2022-2024
Packaging
1 purchase order completed
3 in the pipeline
(scaleup stage)
Motorbike lights
Completed prototype;
Testing on the road on a bike
(working MVP)
Autonomous lighting
3 letters of intent from the
Air Force
(working MVP)
2023 Revenue projection $300k – 12,000 units
2024 Revenue projection $9.5M – 400,000 units
Margik

*Forward-looking projections can't be guaranteed.


Market Rollout Timeline
2024
at 40% profit
2026
at 50% profit
B2B + licensing
$50M
2028
at 50% profit
B2B + licensing
$300M
Commercial Indoor
lighting Automotive
2030
at 60% profit
B2B + licensing
$1B
Consumer electronics


$9.5M
Luxury packaging
lighting
Margik

*Forward-looking projections can't be guaranteed.


Why Invest?
Invest in efficient manufacturing
Make an impact by supporting small business
We believe that business can also be sustainable
You support the replacement of toxic heavy metals
Back to the future is here! (if you get the reference 👌)
Margik


Margik
Capital ask: $1.235 M
Scaleup of production; product line expansion;
increase customer engagement
30% will go towards equipment upgrades;
10% product engineering;
10% product stock up;
10% licensing fees;
20% hiring;
12.5% customer acquisition;
7.5% other fees.
Margik